787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

April 20, 2012

VIA HAND DELIVERY

RETURN RECEIPT REQUESTED

Draft Registration Statement
U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington D.C. 20549

Re:                             Confidential Submission of Draft Form F-1 by GFI Software S.à r.l.

Ladies and Gentlemen:

On behalf of GFI Software S.à r.l. (to be converted into GFI Software S.A.) (the “Issuer”), we submit herewith on a confidential basis with the Securities and Exchange Commission (the “Commission”) a draft Registration Statement on Form F-1 relating to the initial public offering of the Issuer’s common shares (the “Shares”).

The Issuer has not registered a transaction under the Securities Act or a class of securities under the Exchange Act.  Accordingly, the Issuer confirms its status as an “emerging growth company” under the applicable rules of the Commission.

We have marked the enclosed Registration Statement, and we will mark any supplemental information or correspondence relating to the Registration Statement for which confidential treatment is sought, “Confidential Treatment Requested.”  We are submitting the Registration Statement solely for the information of and confidential review by the Staff and we understand that it will not be available for public inspection.

Should members of the Commission’s staff have any questions or comments concerning the enclosed materials, please contact Gordon R. Caplan of this office or the undersigned at (212) 728-8000.

Please acknowledge receipt of the enclosure by stamping the enclosed copy of this letter and returning it to the messenger who has been instructed to wait.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Very truly yours,

/s/ Morgan D. Elwyn

Morgan D. Elwyn, Esq.

Enclosure

cc:   Walter F. Scott III, Chief Executive Officer, GFI Software S.à r.l.
Gordan R. Caplan, Esq.
Daniel Kossmann

2

June 6, 2012

Via Secure E-mail

Ms. Maryse Mills-Apenteng

Special Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                           GFI Software S.à r.l.

Confidential Draft Registration Statement on Form F-1

Submitted April 20, 2012

CIK No. 0001534271

Dear Ms. Mills-Apenteng:

On behalf of GFI Software S.à r.l. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement on Form F-1 confidentially submitted on April 20, 2012 (the “Registration Statement”), in respect of the initial public offering of its common shares and contained in your letter dated May 18, 2012 to the Company.  To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked Amendment No. 1 to Form F-1 submitted herewith (the “Amendment”) to reflect the changes.  References to page numbers below pertain to the page numbers in the marked version of the Amendment.  Capitalized terms used herein without definition have the meanings ascribed to them in the Amendment.

General

1.                                      Comment:  We will process your submission and amendments without price ranges.  Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response:  The Company respectfully notes the Staff’s comment.

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
June 6, 2012

Table of Contents, page i

2.                                      Comment:  Please re-locate the text on pages i and ii following the table of contents to more appropriate locations elsewhere in the prospectus, as these disclosures are not required under Item 502 of Regulation S-K.

Response:  The disclosure on pages i and ii following the table of contents of the Registration Statement has been revised to comply with the Staff’s comment.

Prospectus Summary, page 1

General

3.                                      Comment:  Please revise your summary to ensure that it provides a brief overview of the key aspects of the offering, rather than repeating the text elsewhere in the prospectus.  In this regard, we note that the prospectus summary is eight pages long and contains disclosure that is substantially similar to that provided in the overview of the business section.  Refer to Item 503(a) of Regulation S-K.

Response:  The disclosure in the Prospectus Summary has been revised to comply with the Staff’s comment.

4.                                      Comment:  With respect to all third-party statements in your prospectus, including the industry and market data from IDC, Gartner, and comScore presented in your summary and business sections, please supplementally provide us with the relevant portions of the cited publications.  To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus.  Also, please tell us whether the reports were prepared for you.

Response:  The Company has included herewith as Exhibit A the relevant portions of the cited publications.  The Company notes that none of the reports were prepared for or on behalf of the Company.

5.                                      Comment:  Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions set forth in the registration statement.  Please ensure that all statements that represent your beliefs are characterized as such.  You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite.  Examples of beliefs, assertions, or references that need support include the following:

•                  “GFI MAX provides MSPs with access to what we believe to be one of the industry’s broadest and most affordable portfolios of managed services solutions,” page 2;

•                  The beliefs and statistics discussed in the paragraph on pages 3 and 91 captioned “Increasing Use of Managed Service Providers”;

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
June 6, 2012

•                  “We have been successful in... converting trial users to paying customers at the end of the trial period,” pages 6 and 94; and

•                  “We enjoy a high level of customer satisfaction...,” pages 6 and 95.

Response:  The Company respectfully submits that all statements that represent the Company’s beliefs are appropriately characterized as such in the prospectus included in the Registration Statement.  As regards the specific examples cited by the Staff and certain other statements representing management beliefs for which the Company believes the factual basis and context of such beliefs is not self-evident, attached hereto as Exhibit B is a summary table detailing the factual basis and context of such beliefs, understandings, estimates and opinions.

6.                                      Comment:  Your risk factor disclosure on page 35 suggests that following the offering, Insight Ventures Management, LLC, together with its affiliated funds, will continue to own a significant percentage of the company’s stock and will be able to control your management and affairs and matters requiring stockholder approval.  Please disclose in your summary the substantial control Insight will have over the company following the offering, specifying its post-offering ownership in percentage terms.

Response:  The disclosure on page 6 of the Registration Statement has been revised to comply with the Staff’s comment.

Overview, page 1

7.                                      Comment:  We note your discussion in the second full paragraph on page 2 of your recent growth in Billings, cash flow from operations, and revenue.  Please balance this disclosure with a presentation of your losses for the year for the same periods.

Response:  The disclosure on page 2 of the Registration Statement has been revised to comply with the Staff’s comment.

Our Growth Strategy

Expand our Customer Base, page 6

8.                                      Comment:  We note the statement that your current customer base of business customers represents less than 0.5% of global SMBs.  Please indicate how you define SMBs for purposes of this statistic.

Response:  The disclosure on page 5 of the Registration Statement has been revised to comply with the Staff’s comment.

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
June 6, 2012

Risk Factors, page 14

General

9.                                      Comment:  It is unclear from several of your risk factors the extent of the factor and/or risk discussed therein.  Please revise the following statements to present them in quantitative terms, if possible, so that investors may better understand the nature of the factor discussed and/or the scope of the risk posed:

•                  “We generate a substantial majority of our sales leads through visits to our websites by potential customers...,” page 15;

•                  “A significant portion of our user base utilizes our products free of charge through free trials of our products,” page 16; and

•                  “A material portion of our revenue is generated through sales to our channel partners...,” page 19.

Response:  The disclosure on pages 14, 15 and 19 has been revised to comply with the Staff’s comment.

“Expansion into our target markets by certain of our competitors...,” page 14

10.                               Comment:  Please specify the markets where the “certain competitors” you reference are expanding and make clear the amount of revenue you typically derive from these markets.

Response:  The disclosure on page 13 of the Registration Statement has been revised to comply with the Staff’s comment.

“Expansion of our business into new geographic markets...,” page 19

11.                               Comment:  Please make clear the markets in which you are looking to expand so investors can understand the extent that this risk is currently a material.

Response:  The disclosure on page 18 of the Registration Statement has been revised to comply with the Staff’s comment.

“We rely on third-party channel partners...,” page 19

12.                               Comment:  We refer to your disclosure that you rely on third-party channel partners to generate a material portion of your revenue.  Please tell us whether you rely on any individual channel partner for a material portion of your revenue, and if so, please ensure that your business section discusses the material terms of your relationship and/or agreement(s) with any such channel partner.  Please also tell us what consideration you gave to filing your agreement with any such channel partner as an exhibit to your

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
June 6, 2012

registration statement pursuant to Item 8 of Form F-1 and Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:  Cleverbridge AG, an e-commerce solutions channel partner, accounts for approximately 9% of the Company’s Billings.  The Company believes that the service provided by Cleverbridge AG could be quickly and efficiently moved to another partner within a few days.  In addition, the Company has implemented a strategy to have multiple distributors in major markets to ensure against a single distributor relationship negatively affecting its business.  In 2010 and 2011, no other channel partner accounted for more than 5% of the Company’s Billings.  In all cases outside of Russia (from which the Company derives an immaterial amount of its Billings), if one distributor terminated its relationship with the Company, the Company believes that the related business could be quickly and efficiently moved to another distributor within a few days.  As a result, the Company does not believe it relies on any one channel partner for a material portion of its Billings or, similarly, its revenue.  Accordingly, the Company does not believe it is necessary to file the agreement with any channel partner as an exhibit to the Registration Statement pursuant to Item 8 of Form F-1 and Item 601(b)(10)(ii)(B) of Regulation S-K.

“We use software licensed from third parties...,” page 25

13.                               Comment:  You disclose that you rely on third-party software and intellectual property in certain of your products, and that failure to maintain effective third-party licensing arrangements could harm your business, operating results and financial condition.  It is unclear from the disclosure the degree to which you rely on licenses generally, or any individual license in particular, for the use of such third-party software and intellectual property.  Please revise to describe more specifically the extent to which you rely on these licenses.  In addition, please tell us what consideration you gave to filing any related license agreements as exhibits to your registration statement pursuant to Item 8 of Form F-1 and Item 601(b)(10)(ii)(B) of Regulation S- K.

Response:  The disclosure on page 24 of the Registration Statement has been revised to comply with the Staff’s comment.  The Company’s products contain several hundred components licensed from third parties or available as open source components. These include the operating systems used on certain of the Company’s servers, as well as various software packages and utilities. Substantially all of these components are used for limited, individual functions within certain of the Company’s products and can be replaced easily. In the event the Company is unable to use any one of these third-party components, certain of the Company’s products may temporarily experience limited functionality, and the Company may have to spend money or divert developer attention to replace these components or re-engineer the relevant application.  In addition, the Company uses a limited number of standard, widely used third-party components, such as certain development platforms (e.g., Java and PHP), that power a large number of Internet applications available today. As a result, the Company does not consider any one of the individual third-party license agreements to be material to its business.  Accordingly, the Company does not believe it is necessary to file any license agreements

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
June 6, 2012

as an exhibit to the Registration Statement pursuant to Item 8 of Form F-1 and Item 601(b)(10)(ii)(B) of Regulation S- K.

“Our independent registered public accounting firm...,” page 26

14.                               Comment:  You discuss at the end of this risk factor and elsewhere in the submission two of the ways that a company may lose its emerging growth company status under the JOBS Act. Please discuss here, or in appropriate place elsewhere in the prospectus, the other triggers for exiting emerging growth company status based on annual gross revenue and non-convertible debt issuances.

Response:  The disclosure on page 26 of the Registration Statement has been revised to comply with the Staff’s comment.

“Challenges to our tax structure by tax authorities...,” page 30

15.                               Comment:  Please revise your disclosure here or under “Taxation” to specify the “certain other jurisdictions” and discuss the material provisions of any applicable treaties.  We note also your reference at the bottom of page 132.

Response:  The disclosure on page 29 has been revised to clarify that the referenced treaties apply to the tax position of the Company and not to the holders of Company shares.  As a result, the Company respectfully submits that the disclosure on the bottom of page 133, which speaks to the tax position of holders of the Company’s shares, is largely inapplicable to the treaties discussed in the risk factor disclosure on page 29.  Further, the Company respectfully submits that the applicable tax treaties referenced in the disclosure on page 29 include all tax treaties in place between the Grand Duchy of Luxembourg and the jurisdictions in which the Company operates, to the extent such jurisdictions have tax treaties with the Grand Duchy of Luxembourg.  Because the Company operates in numerous jurisdictions across the globe, the Company respectfully submits that it would be unduly burdensome to disclose the material provisions of the numerous tax treaties applicable to the Company.

“A significant portion of our total outstanding shares may be sold...,” page 38

16.                               Comment:  You discuss here the possibility that your stock price could decline as a result of actual or anticipated sales of a substantial number of your shares in the market at the conclusion of the lock-up period following the public offering.  Please tell us what consideration you gave to expanding this risk factor to discuss the possibility disclosed on page 114 that you may be obligated pursuant to a registration rights agreement to register additional shares of your stock for resale on the part of certain of your shareholders that might otherwise be subject to volume restrictions, as well as related risks to the company and your public investors.

Response:  The risk factor on page 37 of the Registration Statement has been expanded in light of the Staff’s comment.

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
June 6, 2012

“Our shareholders may have more difficulty protecting their interests...,” page 39

17.                               Comment:  We note that you plan to apply for listing on an exchange.  Please make clear whether you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, and include discussion or a separate risk factor disclosing this reliance and describing the corporate governance matters affected.

Response:  The Company does not intend to rely on exchange rules that permit foreign private issuers to follow home country requirements in lieu of following the exchange rules.

“Luxembourg insolvency laws may offer our shareholders less protection...,” page 40

18.                               Comment:  Please include a discussion of how the laws of Luxembourg offer shareholders less protection than U.S. insolvency laws.

Response:  In light of the Staff’s comment, the Company has determined that the differences between U.S. and Luxembourg insolvency laws, as apply to shareholders, are immaterial.  Accordingly, the disclosure formerly on page 40 has been removed.

Corporate Reorganization, page 44

19.                               Comment:  We note that you intend to undergo a corporate reorganization in connection with your public offering.  You disclose that you will hold an extraordinary meeting at which your shareholders will be asked to approve certain corporate actions and you will change your corporate form from a Luxembourg limited liability company to a Luxembourg joint stock company.  It appears that the corporate organization will be deemed to involve an offer and/or sale of securities.  See Rule 145 to the Securities Act of 1933.  It further appears that you do not intend to register this offer and/or sale under the Securities Act of 1933.  In your response letter, please tell us which exemption(s) from registration or other legal theory you are relying upon for the corporate conversion, and provide us with your analysis in support of the exemption(s) or theory claimed.

Response:  The Company respectfully submits that the corporate reorganization will not involve an offer and/or sale of securities.  As a result, the registration requirements of the Securities Act of 1933 do not apply to the corporate reorganization.  The Company notes the Preliminary Note to Rule 145, which states that the thrust of the rule is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.  In the instant case, the corporate reorganization will not require existing security holders to elect whether to accept a new or different security in exchange for their existing security because the corporate reorganization will not involve the substitution of a new or different security in exchange for an existing security.  Prior to the corporate reorganization, the existing shareholders

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
June 6, 2012

of the Company hold common shares of the Company.  Upon completion of the corporate reorganization, the existing shareholders will continue to hold the same percentage and type of ownership (common shares) of the Company.  Therefore, the corporate reorganization will not involve an offer and/or sale of securities.

20.                               Comment:  We note your disclosure on page 8 that you intend to effect the corporate reorganization prior to effectiveness of the registration statement.  Please advise in your response letter how far in advance of effectiveness of the registration statement you anticipate effecting the reorganization.  In addition, please briefly explain to us the mechanics of the reorganization, to the extent not already described in the prospectus.  For example, tell us whether each share (or other unit of equity interest) in the limited liability company will be converted into one share of common stock of the joint stock company, or whether a different conversion ratio will be used.

Response:  The Company anticipates that the corporate reorganization will be effected by the shareholders approximately three (3) weeks in advance of the effectiveness of the Registration Statement.  The sole step involved in the corporate reorganization will be the conversion of the Company’s corporate form from a Luxembourg limited liability company to a Luxembourg joint stock company.  This will be achieved by means of an extraordinary general meeting of the shareholders whereby the shareholders will approve (i) the conversion of the Company’s corporate form and (ii) a restatement of the Company’s articles of association (i.e., corporate charter) to reflect the Company’s new corporate form.  The Company currently has only one class of shares outstanding, which are designated as “class A common shares” in the Company’s current articles of association.  Upon completion of the corporate reorganization, the Company will continue to have the same class of shares outstanding, which will be renamed “common shares” in its articles of association to be in effect upon completion of the corporate reorganization.  As a result, upon completion of the corporate reorganization, the existing shareholders will continue to hold (i) the same class of shares of the Company as they held prior to the corporate reorganization, and (ii) absent any election to use a different conversion ratio, the same number of shares of the Company as they held prior to the corporate reorganization. However, the Company may elect to use a conversion ratio other than a one-for-one ratio to achieve the desired price range for the Company’s common shares in connection with the IPO.

21.                               Comment:  Further, please revise Part II of your registration statement to provide the disclosure called for by Item 7 of Form F-1 and Item 701 of Regulation S-K with respect to unregistered issuances of securities that are expected to occur prior to effectiveness of the registration statement.

Response:  Part II of the Registration Statement has been revised to comply with the Staff’s comment.

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
June 6, 2012

Operating and Financial Review and Prospects

Overview, page 53

22.                               Comment:  Please consider expanding your overview to address material risks and challenges facing GFI and how they are addressed by management.  A more comprehensive overview could address, for example, the competition the company faces and uncertainties relating to your marketing and sales approaches, as discussed in your risk factors.  We note further that the company has recorded losses for the past three fiscal years.  Please explain more specifically how the company intends to attain profitability.  We note the discussion of your growth strategy in the prospectus summary and business section; to the extent that you believe such strategies will position the company to become profitable, please explain how.  Further, describe your plans, if any, to move toward profitability through the use of net proceeds from this offering, through improved operational efficiency, or otherwise.

Response:  The disclosure on page 52 has been revised to comply with the Staff’s comment.

Results of Operations

Comparison of the Years Ended December 31, 2011 and 2010

Revenue, page 63

23.                               Comment:  We note that your results of operations disclosure generally describes the changes in revenue for each of your operating segments and for existing business versus business related to Sunbelt.  Please revise your disclosure to describe the reasons that these changes occurred within the various categories presented.  For instance, explain the reasons why your Collaboration and GFI MAX operating segments increased by 77% and 22%, respectively.

Response:  The disclosure on page 64 has been revised to comply with the Staff’s comment.

Liquidity and Capital Resources, page 69

24.                               Comment:  We note your disclosure on page F-73 regarding the requirement in your articles of association to transfer 5% of your annual net profits to a statutory reserve.  Please revise your liquidity disclosure to describe this obligation and tell us whether the calculation of profits is based upon IFRS as issued by the IASB.

Response:  The Company confirms for the Staff that the calculation of profits for purposes of allocation to the legal reserve was completed in 2011 in accordance with Luxembourg generally accepted accounting principles in accordance with Luxembourg law. The disclosure on page 74 has been updated to comply with the Staff’s comment.

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
June 6, 2012

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 76

25.                               Comment:  We note the disclosure on page 77 that your expected volatility assumptions were based upon comparable public companies.  Similarly, we note on page 79 that you analyze a population of comparable companies in your market approach valuation model.  Please confirm that the same set of companies is used in all of your valuation assumptions and estimates and update your disclosure accordingly.  Also revise to disclose any limitations or uncertainties over comparability.

Response:  The Company confirms it used the same comparable companies in its calculation of the volatility assumptions that were used in its market approach valuation model. The disclosure on page 77 of the Registration Statement has been revised to comply with the Staff’s comment.

26.                               Comment:  We further note the disclosure on page 77 which indicates that as of January 1, 2011, the expected term for share option grants is based upon the “midpoint method.”  Please tell us and revise your disclosure to explain how the expected term is calculated under this method.  Additionally, it does not appear that the midpoint method is a defined method within IFRS 2 and therefore categorizing it as such appears inappropriate.  Please advise or revise your disclosure accordingly.

Response:  The disclosure on page 77 of the Registration Statement has been revised to comply with the Staff’s comment.  In addition, the Company notes that, due to the absence of sufficient historical exercises, the computation of expected life for the share options was based on the midpoint between the end of the vesting period and the expiration date, which methodology is similar to the simplified method prescribed under Staff Accounting Bulletin Topic 14; Share-Based Payments (“SAB 14”).  In order to utilize the simplified method to calculate the expected term under U.S. GAAP, the following criteria must be met:

•                  the share options must be granted at-the-money;

•                  exercisability must be conditional only on performing service through the vesting date;

•                  if an employee terminates service prior to vesting, the employee must forfeit the share options;

•                  if an employee terminates service after vesting, the employee must have a limited time to exercise the share options (typically 30 to 90 days); and

•                  the share options must be non-transferable and non-hedgeable.

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
June 6, 2012

The Company acknowledges that the simplified method is not a prescribed method under IFRS.  Furthermore, the Company acknowledges that the Company’s share options do not meet the criteria of SAB 14 in this instance because the 2011 grants were not issued at-the-money.  However, because the largest difference between the exercise price per share and fair value per share was $0.04 per share, the Company does not believe this distinction would materially affect the holder’s exercise patterns.  Therefore, the Company determined that, due to the absence of sufficient historical exercises, the use of a methodology similar to the simplified method was the most reasonable methodology to apply.  The accounting for share option grants made during the first quarter of 2012 is not yet completed; accordingly, the Company will update the relevant disclosure for determination of assumptions related to these grants in a subsequent amendment.

27.                               Comment:  We note the disclosure on pages 79 — 81 that describe the valuations performed during 2011.  Please provide the following additional details regarding how you determined your equity value.  Ensure that you provide this information related to the valuations for each grant, including grants made under the GFI Holdings Plans, as of the date of your current registration statement.

•                  Tell us whether your valuations included the assistance of an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”).

•                  Revise to discuss the specific assumptions made in your income and market approaches used in determining the fair value of the underlying stock and instruments granted.

•                  Discuss the significant factors contributing to the difference in the fair value determined between each grant and equity related issuance.  This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement.  In this regard we note that you provide a reconciliation between each valuation date; however, we further note that the valuations performed throughout 2011 were used to determine the fair value of the common shares of various option grants spanning several months.  Your disclosure should describe, for example, your basis for using the November 2011 valuation to determine the fair value of common shares in March 2012 including why you believe this valuation is contemporaneous considering length of time from the valuation date to the option grant date.

Response:  The disclosure on pages 80 through 82 of the Registration Statement has been revised to reflect the Staff’s comment.

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
June 6, 2012

28.                               Comment:  Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response:  The Company respectfully notes for the Staff that it has not yet determined its proposed IPO price and will provide such information to the Staff once it becomes available.  In April 2011, the Company interviewed eight investment banking firms to act as underwriters in connection with this offering.  As part of the interview process, each firm prepared presentation materials primarily based on publicly available information.  These presentations included hypothetical fully distributed equity valuations for the common shares at that time.  As the Company moves forward with the IPO process, it expects to begin more definitive discussions with its underwriters about the initial public offering range and will provide updated information to the Staff at that time.

29.                               Comment:  We note your disclosure on page 112 that in connection with this offering, it is anticipated that GFI Holdings will enter into a plan of liquidation.  In conjunction with that liquidation all outstanding GFI Holdings options will be canceled and option holders will receive your common shares.  For any options granted or other share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.  Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Response:  The Company confirms for the Staff that GFI Holdings has not issued any GFI Holdings options subsequent to the grants identified on page 82 of the Registration Statement.  The Company respectfully notes that the disclosure on page 80 of the Registration Statement setting forth all options granted under the 2011 Plan has been updated through June 4, 2012. The Company notes the Staff’s request and will continue to update the Registration Statement with all equity-related transactions under both the GFI Holdings Plans and the 2011 Plan through the effective date of the Registration Statement.

Business, page 89

General

30.                               Comment:  You disclose in your business section and elsewhere that you rely on over 25,000 channel partners worldwide acting as resellers to distribute your products.  Please provide disclosure where appropriate in your business section to explain whether you have typical commercial arrangements with your channel partners, and if so, briefly describe these typical arrangements.

Response:  The disclosure on page 99 of the Registration Statement has been revised to reflect the Staff’s comment.

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
June 6, 2012

Customers, page 99

31.                               Comment:  You disclose that you define business customers as “customers (other than individual customers) that have purchased one or more of [y]our products under a unique customer identification number within the past three years.”  Please explain what a “unique customer identification number” is in this context.  Please tell us, with a view toward disclosure, how these identification numbers are assigned (for example, by you or by the customer) and provide illustrative examples of their application (for example, whether subsidiaries of a single parent company would be considered one or several business customers).  We note in this regard your risk factor disclosure on page 21 discussing the possibility that you will be less effective in managing your business if you fail to accurately track the number and retention of your business customers.

Response:  The Company utilizes a detailed process surrounding its customer counts, which process defines the assignment of customer identification numbers.  For substantially all of the Company’s business customers, the Company requires each customer to provide it with contact information prior to electronic delivery by the Company of the license key necessary to enable use of the product purchased by the customer.  Thereafter, this information, as well as additional data relating to the transaction, is uploaded, processed and stored on the Company’s central data gathering system, which the Company refers to as its ‘‘SQL Data Cube.’’ Upon upload of the relevant transactional data to the SQL Data Cube, the Company assigns (by way of an automated process) a unique customer identification number to each unique customer name that is shown in the SQL Data Cube, which unique customer name is derived from the contact information provided to the Company prior to delivery of the relevant license key. Because the nature of the Company’s business involves a large number of small transactions, if the Company receives orders from multiple subsidiaries of one parent company, the Company treats each of those subsidiaries as separate customers. For example, if a parent company has two subsidiaries, with one in the U.S. and another in the U.K., and each subsidiary purchases the same product, the Company would consider each subsidiary to be a separate customer of its business.  Accordingly, the disclosure on page 100 of the Registration Statement has been revised to clarify this aspect of the Company’s customer count.

Management

Directors, page 104

32.                               Comment:  Please tell us what consideration you gave to disclosing the names of the public company boards on which your director Mr. Bagnouls sits, to the extent his positions on these boards constitute “other principal directorships.”  Refer to Item 4(a) of Form F-1 and Item 6.A.2. of Form 20-F.

Response:  The Company reviewed the list of Mr. Bagnouls’ director mandates provided to the Company by Mr. Bagnouls as part of the Company’s due diligence process and

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
June 6, 2012

identified those companies that are known to the Company to be publicly listed.  Subsequent to the Company’s confidential submission of the Registration Statement on April 20, 2012, Mr. Bagnouls has confirmed to the Company that none of the companies on whose boards Mr. Bagnouls sits are publicly listed.  Therefore, the disclosure on page 106 of the Registration Statement has been revised to strike the reference to public companies.

Certain Transactions, page 113

33.                               Comment:  Please revise the title of this section to indicate, if accurate, that the ensuing disclosure pertains to related party transactions.

Response:  The disclosure on page 114 of the Registration Statement has been revised to comply with the Staff’s comment.

Description of Share Capital, page 119

34.                               Comment:  You may not disclaim responsibility for your disclosure, and your discussions under this heading should be materially complete.  Please revise the second introductory paragraph under this heading accordingly to remove the implication to the contrary.

Response:  The disclosure on page 120 of the Registration Statement has been revised to comply with the Staff’s comment.

Form and Transfer of Shares, page 120

35.                               Comment:  Please include a discussion of any recourse available to shareholders for instances your shareholder register has not been properly updated.

Response:  The disclosure on page 121 of the Registration Statement has been revised to comply with the Staff’s comment.

Annual Consolidated Financial Statements

Consolidated Income Statement, page F-4

36.                               Comment:  We note your disclosure on page 43 that you intend to repay a portion of your outstanding debt.  Please revise to include pro forma earnings per share information to address the effect of the proceeds intended to be used to repay a portion of your outstanding debt.  In this regard, you should disclose the effects of the interest expense adjustment and the number of shares issued in this offering whose proceeds will be used to repay a portion of the debt.  Please ensure that you include footnote disclosure related to your pro forma information that clearly supports the calculations of both the numerator and denominator used in computing pro forma earnings per share.  We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
June 6, 2012

Response:  The Company respectfully advises that it acknowledges and understands the Staff’s comment, and will revise the Registration Statement in a subsequent amendment once pricing and offering size information is available.  The Company intends to disclose the pro forma earnings per share information within Summary Consolidated Financial and Other Data and Selected Consolidated Financial Data, and accordingly, the disclosure on pages 9 and 48 has been revised to indicate the Company’s intended presentation.

Note 4 — Summary of Accounting Policies, Disclosures, Judgments, Estimates and Assumptions

Revenue recognition, page F-26

37.                               Comment:  We note your disclosure on page F-27 that you validate the fair value of separately identifiable components annually by conducting a study to determine if a “sufficient number” of standalone sales were enacted at prices consistent with related list prices.  Please provide additional details regarding this study including how you define a “sufficient number” of standalone sales and how multiple year renewals and undefined terms impact your analyses.

Response:  To validate that the fair value of separately identifiable components (i.e., software maintenance obligations) included in the Company’s multiple element arrangements is the Company’s list price, the Company performs a fair value study whereby the Company analyzes the distribution of the selling prices of individual maintenance renewals when they are sold on a stand-alone basis.  This process involves the identification of stand-alone maintenance renewals and the aggregation of these stand-alone maintenance renewals into specific populations of transactions based on product SKU and service period (including multiple-year renewals).  As disclosed in Note 4, page F-27, the Company determines the fair value when a “sufficient number” of stand-alone renewals are enacted at prices consistent with the related list prices.  The Company considers a “sufficient number” of stand-alone sales to exist when a population of transactions includes an adequately large number of stand-alone transactions (e.g., 200 or more) and when 80% of these transactions are executed within a range of +/- 20% of the corresponding list price.  When these criteria are met for a specific population, the Company concludes that a “sufficient number” of transactions exist for purposes of determining fair value and that the fair value of the corresponding maintenance is defined by the corresponding list price.  When the Company determines that a sufficient number of transactions does not exist for a given population (which historically has been in a limited number of instances), the Company considers other qualitative and quantitative factors (including transaction substance and established fair values of related products) in order to determine whether relevant evidence of fair value exists.  In limited instances, a multiple element arrangement may include a product with an undefined service period (e.g., a lifetime license with concurrent maintenance) in which case the element is treated as a single unit of accounting and the fair value is defined for the single unit of accounting as the publicly available list price for the product.

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
June 6, 2012

38.                               Comment:  We note your disclosure on page F-27 that if your arrangement consideration reflects an incremental discount, the discount is allocated proportionately to each component based upon the components’ relative fair value.  Please describe these discounts in greater detail including whether they are discounts related to future purchases or whether they indicate that arrangement consideration is outside of an established range.

Response:  The Company sells its products and services to end-user customers as well as to resellers and distributors throughout various geographies. As disclosed on page F-27, discounts are consistently applied to the publicly available list price on the basis of customer class and geography.  “Standard discounts” are reflected in the Company’s publicly available list prices.  In addition to the “standard discount,” customers may negotiate an “incremental discount” in consideration of the current transaction being entered into at that time.  The Company does not negotiate “incremental discounts” in consideration of the execution of future transactions.  When an “incremental discount” is negotiated for a multiple-element transaction, the discounted total arrangement consideration is allocated ratably to the elements in the arrangement based on the relative fair value of each individual element.  The Company’s fair value study is conducted to validate that the publicly available list prices, which incorporate the “standard discounts,” represent fair value.  This study examines all stand-alone transactions within a given population (defined by product SKU and service period), including those to which “standard” and “incremental” discounts have been applied.  Accordingly, the Company’s fair value study considers the impact of individual transaction discounts on the determined fair value.

Web-based services — Activation Services, page F-28

39.                               Comment:  We note that access to your hosted software requires a series of initial activation procedures and that revenue associated with these procedures is recognized over the period during which a customer’s servers or workstations interact with the hosted software.  We further note that you estimate this period to be approximately 12 months. Please provide us with more information regarding these activation services including whether the activation services are up-front services completed prior to the customer’s utilization of your hosted software or whether they are continuous services provided over a certain period.  In this regard, please clarify whether the 12 month recognition period is based on an estimated customer life or whether it is an estimated period the services are provided.

Response:  The Company’s hosted software application services are sold to “managed service provider” customers (“MSP Customers”) who then resell these services to their customers (“End-user Customers”).  Access to the Company’s hosted software application requires the Company to perform systems set up activities to ensure that the End-user Customers’ servers and workstations may access and interact with the hosted software.  These “activation services” are conducted to establish access to the hosted software application for the End-user Customers’ servers and workstations.  These

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
June 6, 2012

services must be completed prior to the End-user Customers’ utilization of the hosted software application.  While the level of effort required on behalf of the Company to execute these activities is low, they are integral to ensuring that the End-user Customers’ servers and workstations are able to utilize the functionality of the hosted software application.  A separate activation fee is charged for each server and workstation that is added to the hosted software application.  These activation services are a necessary part of the hosted software as the hosted software cannot be utilized without them; however, the Company has determined that the activation services do not have stand-alone value.  As a result, the fees associated with these activation services are recognized into revenue over the period during which the related servers and workstations are connected to the hosted software application (the “End-user Customer Relationship Period”), which the Company determined to be 12 months.  For purposes of determining the End-user Customer Relationship Period, the Company looks to the historical pattern of behavior with respect to the length of time that End-user Customer servers and workstations are connected to the hosted software application.  Fees charged for the Company’s hosted software application are generally billed and recognized into revenue monthly, based on fees associated with actual End-user Customer usage.  As such, the activation fees are recognized into revenue over a period that coincides with the timing of recognition of the hosted software application fees.

40.                               Comment:  Additionally, it appears that you enter into multiple element arrangements related to your web-based services (i.e. software-as-a-service, activation services and branding services).  Please tell us how you recognize revenue related to such arrangements including your consideration for your separability criteria on page F-27 which indicates that, among other things, a component is separable when it is not essential to the functionality of other components.

Response:  Certain arrangements include fees for software-as-a-service (the hosted software application), activation services, and branding services.  As referenced in our response to comment 39 above, the Company sells its hosted software applications to MSP Customers who resell these services to End-user Customers.  The Company has concluded that the hosted software application and corresponding activation services are inseparable from one another and that the arrangement consideration for both elements should be recognized over the End-user Customer Relationship Period of 12 months. Branding services are optional at the MSP Customers’ discretion and are not essential to other elements in the arrangement.  These services allow the MSP Customer to re-brand certain components of the deployed agents and the hosted dashboards such that the MSP Customer’s proprietary brand is displayed in the corresponding End-user Customer interfaces.  When an MSP Customer elects to incorporate branding services into a specific arrangement, the corresponding one-time fee entitles the MSP Customer to branding services throughout the MSP Customer’s relationship with the Company and, as such, branding fees are earned over a given MSP Customer relationship period. For this purpose, the brand being displayed is that of the MSP Customer and the estimated customer relationship period is based on the estimated relationship period with the MSP Customer.  The Company recognizes fees associated with branding services ratably over

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
June 6, 2012

the estimated MSP Customer relationship period, which is based on historical behavior and is estimated to be five years.

Note 10 — Income Tax, page F-51

41.                               Comment:  We note your disclosure on page F-53 that you have generated profits in certain overseas jurisdictions for which no deferred tax liabilities have been recognized.  Please tell us your consideration for the disclosure requirements in IAS 12.81(f).

Response:  The Company respectfully advises the Staff that it acknowledges and understands the Staff’s comment and will provide a response to the Staff’s comment in a subsequent response letter once the Company has completed its analysis to take into account the Staff’s comment.

Note 14 — Goodwill

Key assumption used in discounted cash flow projections, page F-58

42.                               Comment:  We note that the 2011 budgeted EBITDA growth rates associated with your IT Operations and Managed services cash generating units resulted from low EBITDA in the initial period coupled with significant projected revenue growth.  Please provide further information to support the use of these growth rates.

Response:  In 2011, the EBITDA for the IT Operations and Managed Services cash generating units (“CGUs”) had EBITDA margins close to breakeven.  The Company is forecasting significant growth in Billings and, accordingly, revenue, over the next three years for these two CGUs.  Both of these business units have low cost of goods sold and, therefore, Billings and revenue increases have a significant positive impact on EBITDA.  The forecasted average annual growth rates in Billings for IT Operations and Managed Services over the next three years are 15% and 58%, respectively.  Over the last several years, the Company has experienced a growth in Billings in its Managed Services CGU in excess of 60%, and the Company is forecasting this trend to continue for the next three years.  Billings growth in the Company’s IT Operations CGU has been less than 10% in the last several years but is expected to increase due to new and enhanced product offerings and price increases.  In 2010 and 2011, the Company made significant investments in new product development and in establishing an operating structure to support the expected rapid growth.  The Company believes that the current operational structure will be able to support the Billings growth.  The Company is expecting the operating expenses in both of these CGU’s to increase at a slower rate than the growth in Billings.  This will lead to a growth in the EBITDA margins for both of these CGUs.

The Company expects the growth in EBITDA in the Managed Services CGU over the next three years for the following reasons: (1) The Company has added three more products to its SaaS-based GFI MAX platform in the past 20 months, including remote control functionality, patch management and antivirus.  With the addition of new products, the Company is forecasting a high rate of adoption from its existing customers.

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
June 6, 2012

For example, over 50% of the Company’s GFI MAX customers adopted the remote control functionality since introduction. (2) The development of the GFI MAX platform will allow the Company to concentrate its development, marketing and sales resources.  As a result, the Company is forecasting operating expenses to decrease as a percentage of revenue. (3) In 2012, the Company is planning to launch additional SaaS-based solutions for managed service providers using the GFI MAX platform.

The EBITDA forecasted growth in the IT Operations CGU is primarily due to the following: (1) the Company has made significant investments in new product development, which resulted in the release of significant upgrades to several of its products; (2) the Company added to the feature set of certain key products to address the needs of a larger market, and repositioned the related product marketing; and (3) the Company’s infrastructure for new product development and selling and marketing is now largely in place, and, as a result, the Company is forecasting operating expenses to decrease as a percentage of revenue.

Signatures, page II-4

43.                               Comment:  The Signatures section is not currently set up to provide the signature of your controller or principal accounting officer, or someone performing similar functions.  Please revise so that the signatures conform to the requirements of Form F-1.  If your chief financial officer Mr. Kossmann also serves as your controller or principal accounting officer, please revise the caption in his signature block to indicate that he will be signing in both capacities.  Refer to Instructions 1 and 2 to the Signatures section of Form F-1.

Response:  The Signatures section on page II-5 of the Registration Statement has been revised to comply with the Staff’s comment.

Exhibit 16.1

44.                               Comment:  We note that the letter included in Exhibit 16.1 refers to disclosure on page 146 of your Form F-1.  However, the disclosure regarding Changes in Registrant’s Certifying Accountant is included on page 148 of this registration statement.  Considering the page number is likely to change with future amendments, please ensure that amendments to your registration statement included an Exhibit 16 letter that either references the appropriate page or excludes a specific page number reference.

Response:  The Company respectfully advises the Staff that it acknowledges and understands the Staff’s comment and will include a revised Exhibit 16.1 to be filed with the Registration Statement in a subsequent amendment to address the Staff’s comment.

General

Comment:  Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
June 6, 2012

Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  The Company respectfully notes for the Staff that no such materials have been prepared to date.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors.   Please do not hesitate to contact Gordon R. Caplan at (212) 728-8266 or the undersigned at (212) 728-8981 with any further questions or comments.

Sincerely,

/s/ Morgan D. Elwyn, Esq.

July 27, 2012

Via Secure E-mail
Ms. Maryse Mills-Apenteng

Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             GFI Software S.à r.l.
Amendment No. 1 to
Confidential Draft Registration Statement on Form F-1
Submitted June 7, 2012
CIK No. 0001534271

Dear Ms. Mills-Apenteng:

On behalf of GFI Software S.à r.l. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Amendment No. 1 to the Company’s Registration Statement on Form F-1 confidentially submitted on June 7, 2012 (the “Registration Statement”), in respect of the initial public offering of its common shares and contained in your letter dated June 29, 2012 to the Company.  To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked Amendment No. 2 to Form F-1 filed herewith (the “Amendment”) to reflect the changes.  References to page numbers below pertain to the page numbers in the marked version of the Amendment.  Capitalized terms used herein without definition have the meanings ascribed to them in the Amendment.

Table of Contents, page i

1.                                      Comment:  Further to prior comment 2, please re-locate your explanation of the term “business customers” as used in your prospectus to a more appropriate location in the submission.  In addition, where you first explain the term in the forepart of the document, please clarify that if you receive orders from multiple subsidiaries of one parent company, you treat each of those subsidiaries as separate customers, as disclosed on page 100.

Response:  The disclosure on page i has been relocated to page 1 and revised to comply with the Staff’s comment.

Prospectus Summary, page 1

General

2.                                      Comment:  We refer to the supplemental materials provided in response to prior comment 3 relating to the following statement:  “GFI MAX provides MSPs with access to what we believe to be one of the industry’s broadest and most affordable portfolios of

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
July 27, 2012

managed services solutions.”  Please clarify in an appropriate place in the prospectus that there are only five key competitors in the managed services solutions market, as noted in the supplemental materials provided.

Response:  The disclosure on pages 14 and 110 has been revised to comply with the Staff’s comment.

Risk Factors

“If we are unable to generate significant volumes...,” page 14

3.                                      Comment:  We refer to prior comment 9.  Rather than revising this risk factor to quantify the percentage of sales leads generated through visits to your websites by potential customers, as suggested by our prior comment, you have removed the reference to “a substantial majority.”  It appears that you should disclose and quantify in more specific terms the “substantial majority” of leads generated through visits to your websites, if such leads do in fact constitute a substantial majority, so that investors may better understand the scope of the risk described.  Please revise or advise.

Response:  The disclosure on page 15 has been revised to comply with the Staff’s comment.

“If we fail to convert our free users into paying customers...,” page 15

4.                                      Comment:  Please disclose in this risk factor that your conversion rates are between 4% and 17%, depending on lead type and product, as you advise in the supplemental materials provided in response to prior comment 3.  Alternatively, tell us how you concluded that this information is not material to potential investors.

Response:  The disclosure on page 16 has been revised to comply with the Staff’s comment.  The Company respectfully advises the Staff that the conversion rates highlighted by the Staff exclude the Company’s TeamViewer product, as indicated in the disclosure on page 16. The Company excludes its TeamViewer product from these figures because TeamViewer is not marketed on a “try-before-you-buy” basis; rather, it is marketed on a “freemium” basis (whereby the product is free for non-commercial use but must be purchased for commercial use).

Corporate Reorganization, page 43

5.                                      Comment:  We note your response to prior comment 19 relating to the applicability of Rule 145 to your planned corporate conversion from a Luxembourg limited liability company to a Luxembourg joint stock company.  Please provide us with additional information and a detailed analysis in support of your belief that the common shares in the joint stock company are not “new or different” securities than the common shares in the limited liability company.  In this regard, discuss the respective features of the two corporate forms under applicable law and your governing documents, and explain the respective rights and obligations of shareholders in the two corporate forms.  Examples of

2

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
July 27, 2012

matters that your response should address include taxation, corporate governance, transferability of shares, and shareholder liability.  Please also cite to the relevant securities law authority upon which you are relying with respect to your conclusion.

Response:  The Company respectfully submits that the conversion of the Company from a Luxembourg limited liability company (société à responsabilité limiteé) to a Luxembourg joint stock company (société anonyme) will be effected through a process that is substantially similar to the process that a Luxembourg company undertakes to amend its articles of association.  The conversion will require, among other things, that shareholders’ resolutions be adopted to approve of the conversion and the amendment of the Company’s articles of association.  The conversion will not terminate the legal existence of the Company or otherwise result in the creation of a new legal entity under Luxembourg law.

As the Staff has indicated, the conversion of the Company from a Luxembourg limited liability company to a Luxembourg joint stock company could be deemed to be subject to the terms of Rule 145 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), on the basis that there is an offer or sale of a new or different security.  However, the Company does not believe the conversion will involve an offer or sale of a new or different security because the Company does not believe the changes to the rights and obligations of the holders of the Company’s common shares that will occur in connection with the conversion to be so fundamental as to constitute a deemed issuance of a new security.  In support of this position, the Company has set forth below an analysis of the respective features of the Luxembourg limited liability company and the Luxembourg joint stock company as apply to the rights and obligations of the Company’s shareholders.

•                  Taxation.  Under Luxembourg law, a Luxembourg limited liability company and a Luxembourg joint stock company are subject to the same corporate income tax, municipal business tax, registration tax and value added tax.  In addition, a Luxembourg limited liability company is subject to the Luxembourg net worth tax under the same conditions as a Luxembourg joint stock company, except that the minimum net worth tax applicable to a Luxembourg limited liability company is €25.00 whereas the minimum net worth tax applicable to a Luxembourg joint stock company is €62.50. Furthermore, as a Luxembourg limited liability company, the Company has elected to be treated as a corporation for U.S. tax purposes and, as a Luxembourg joint stock company, the Company will continue to be taxed as a corporation for U.S. tax purposes. Accordingly, the conversion will have only a nominal tax consequence to the Company’s shareholders.

•                  Shareholder Liability.  Under Luxembourg law, the shareholders of both a Luxembourg limited liability company and a Luxembourg joint stock company enjoy limited liability.  In both instances, a shareholder’s liability is limited to the amount of capital subscribed for by such shareholder.  Accordingly, the conversion will not alter the liability of the Company’s shareholders.

3

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
July 27, 2012

•                  Corporate Governance — Directors & Executive Officers.  As a Luxembourg limited liability company, the Company is governed by a board of managers.  Under Luxembourg law, the board of managers of a Luxembourg limited liability company is tasked with the management of the company and supervisory oversight of the operations of the company, though the board of managers may delegate a certain amount of such management responsibility to agents/executive officers who may act on behalf of the Company.  As a Luxembourg limited liability company, the board of managers of the Company has delegated such authority (to the maximum extent permissible under Luxembourg law) to certain individuals who are identified in the Registration Statement as the individuals who are expected to serve as the Company’s executive officers upon completion of the Company’s initial public offering.  As a Luxembourg joint stock company, it is anticipated that 10 of the 11 individuals who currently are serving on the Company’s board of managers will remain with the Company and will be referred to as the Company’s “board of directors.”  Under Luxembourg law, the board of directors of a Luxembourg joint stock company is also tasked with the management of the company and supervisory oversight of the Company’s operations, and it may delegate a certain amount of the management responsibility to executive officers.  Accordingly, the conversion will have no practical impact on the Company’s corporate governance structure from an oversight perspective.

•                  Shareholder Voting.  Under Luxembourg law, in both the Luxembourg limited liability company context and the Luxembourg joint stock company context, each shareholder is entitled to participate in any shareholders’ meeting and each share confers one vote in such a shareholders’ meeting.  Accordingly, the conversion will not impact the voting rights of the Company’s shareholders.

•                  Distributions.  Under Luxembourg law, in both the Luxembourg limited liability company context and the Luxembourg joint stock company context, each share confers the right to receive the same amount as each other share in any distribution, subject to contrary provisions in a company’s articles of association.  The Company’s current articles of association and the Company’s proposed articles of association that will be in effect upon completion of the corporate reorganization do not provide for distributions to be made in any manner other than equally among the Company’s shareholders.  Accordingly, the conversion will not impact each shareholder’s right to an equal share of any distributions made by the Company.

•                  Information Rights.  Under Luxembourg law, in both the Luxembourg limited liability company context and the Luxembourg joint stock company context, shareholders enjoy certain minimum information rights, including the right to obtain information about the company’s annual accounts and related documents, the right to receive information in advance of shareholders’ meetings generally, and the right to review the company’s shareholder register.  Accordingly, the

4

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
July 27, 2012

conversion will not impact the shareholders’ information rights with respect to the Company.

•                  Form of Shares.  Under Luxembourg law, shares of a Luxembourg joint stock company may be either in registered or in bearer form, whereas a Luxembourg limited liability company’s shares are solely in registered form.  However, the Company’s proposed articles of association that will be in effect upon the completion of the conversion provide that the Company’s shares will be in registered form only.  Accordingly, the form of the Company’s shares will remain the same before and after the conversion.

In addition to the aforementioned similar rights and obligations attached to the Company’s common shares before and after the conversion, certain differences in the underlying rights and obligations exist as between the two corporate forms.

•                  Preferential Subscription Right.  Under Luxembourg law, shareholders of a Luxembourg joint stock company enjoy a preferred subscription right entitling such shareholders to the right to subscribe for shares upon any new issuances of shares, unless such right is waived (for a period of time) in the company’s articles of association.  Shareholders of a Luxembourg limited liability company do not enjoy such a right.  The Company’s proposed articles of association that will be in effect upon the completion of the conversion have eliminated the preferential subscription right of the Company’s shareholders for five years, the maximum amount of time permitted by Luxembourg law, after which such waiver must be renewed by the shareholders.  Accordingly, the Company’s shareholders will not enjoy a preemptive right for a period of at least the first five years after the conversion.

•                  Transferability of Shares.  Under Luxembourg law, the shares of a Luxembourg joint stock company are freely transferable, whereas transfers of shares of a Luxembourg limited liability company to non-shareholders are subject to the prior approval of the Luxembourg limited liability company’s shareholders representing 75% of the company’s share capital.

•                  Number of Shareholders.  Under Luxembourg law, a Luxembourg limited liability company may not offer shares to the general public nor may it have more than 40 shareholders.  This limitation does not apply to a Luxembourg joint stock company.

•                  Corporate Governance — Voting Thresholds.  Under Luxembourg law, shareholders of a Luxembourg limited liability company may amend the company’s articles of association upon the approval of a majority of the shareholders (representing 75% of the company’s share capital), whereas shareholders of a Luxembourg joint stock company may amend the company’s articles of association upon a 2/3 affirmative vote at a shareholders’ meeting (at which at least 50% of the share capital is represented).  However, for routine

5

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
July 27, 2012

matters requiring shareholder approval, in the case of a Luxembourg limited liability company, the affirmative vote of the shareholders representing more than half of the share capital of the company is required and, in the case of a Luxembourg joint stock company, the affirmative vote of more than 50% of the votes cast at a meeting of the shareholders is required.

The Company acknowledges that reasonable minds may differ on the impact of the above-described changes to the rights and obligations of shareholders as between the Company’s two corporate forms; however, the Company respectfully submits that such changes are not so fundamental as to constitute a deemed issuance of a new security.  In furtherance of the Company’s conclusion, the Company also notes for the Staff that (i) the percentage of shares held by each shareholder will not be altered by the conversion, (ii) no shareholder of the Company will have any appraisal or similar rights in connection with the conversion, (iii) the conversion will be effected under Luxembourg law pursuant to a shareholders’ meeting held outside of the United States, and (iv) there are 10 shareholders of record of the Company’s outstanding common shares as of the date hereof.

The Company respectfully submits that, if it were to assume that the Company’s conversion to a Luxembourg joint stock company would be subject to Rule 145, the conversion would be exempt from the registration requirements of Section 5 of the Securities Act pursuant to the exemptions provided by Section 3(a)(9) and Section 4(2) of the Securities Act.  If the conversion were to be deemed a new issuance of the Company’s common shares, Section 3(a)(9) would provide an exemption from registration as an exchange between the Company and its existing securityholders.  As discussed above, the conversion does not terminate the legal existence of the Company or otherwise result in the creation of a new legal entity under Luxembourg law.  As a result, the same issuer requirement of Section 3(a)(9) is satisfied. In addition, no commission or other remuneration will be paid or received for soliciting such exchange. Although the Company believes that a Section 3(a)(9) exemption would be applicable, in the event that Section 3(a)(9) is not available, the Company also believes that any deemed issuance of the Company’s common shares as a result of the corporate form conversion would be exempt from registration under Section 4(2) because it would be a transaction not involving a public offering.

6.                                      Comment:  In addition, please briefly explain the reason(s) for the pre-IPO corporate reorganization.

Response:  Under Luxembourg law, the number of shareholders of a Luxembourg limited liability company is limited to 40 shareholders, whereas the number of shareholders of a Luxembourg joint stock company is unlimited.  Furthermore, under Luxembourg law, a Luxembourg limited liability company may not raise funds by issuing securities to the public, whereas this limitation does not apply to a Luxembourg joint stock company.  Accordingly, the Company must convert from a Luxembourg limited liability company into a Luxembourg joint stock company in order to effect its initial public offering.

6

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
July 27, 2012

Operating and Financial Review and Prospects

Liquidity and Capital Resources

Allocations to Legal Reserve, page 74

7.                                      Comment:  We note your response to prior comment 24.  Please revise your disclosure to indicate that the allocation to the legal reserve is based upon Luxembourg GAAP.  Additionally, we note that because you have historically reported losses, you have not completed any transfers to this reserve.  In the event that you begin to report profits and transfers are required, please describe and quantify the applicable differences between IFRS as issued by the IASB and Luxembourg GAAP.

Response:  The disclosure on page 82 has been revised to comply with the Staff’s comment. The Company respectfully advises the Staff that, under Luxembourg law, a Luxembourg company is required to establish a statutory reserve in the current year for net profits earned in the prior year. The calculation of net profits relative to this obligation is based on the Luxembourg statutory financial accounts that must be prepared by a Luxembourg company pursuant to Luxembourg law. Such financial accounts are, in the case of the Company and its Luxembourg subsidiary, TV GFI Holding Company S.à r.l. (“TV GFI”), prepared in accordance with Luxembourg GAAP. Under Luxembourg GAAP, the Company incurred a net loss in the year ended December 31, 2010; accordingly, the Company was not required to establish a reserve in 2011. However, the Company has determined that, under Luxembourg GAAP, the Company earned a net profit in the year ended December 31, 2011. As such, the Company will be required to establish a legal reserve in 2012 equal to 10% of the Company’s issued share capital, or €110,621 ($139,139), which 10% amount is the maximum amount that a Luxembourg company is required to reserve to satisfy the statutory obligation.  TV GFI, on the other hand, incurred a net loss in the year ended December 31, 2011; therefore, no reserve will be established for that company in 2012.  Accordingly, the disclosure on page 82 has been revised to reflect these facts. Furthermore, the Company respectfully submits that the maximum amount of 10% of the issued share capital of the Company that must be set aside for the Company to satisfy its Luxembourg statutory reserve obligation, when compared to the consolidated financial results of the group of companies of which the Company is parent, is immaterial to the Company’s financial results on a consolidated basis. Accordingly, the Company respectfully submits that a comparison of the applicable differences between IFRS and Luxembourg GAAP would be immaterial to investors.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 76

8.                                      Comment:  We note the disclosure added on page 77 in response to prior comment 25.  As requested in our prior comment, please revise to disclose any limitations or uncertainties regarding comparability.

7

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
July 27, 2012

Response:  The disclosure on page 87 has been revised to comply with the Staff’s comment.

9.                                      Comment:  We note the disclosure added on pages 79-80 in response to prior comment 27 and that the change between your valuations was due in part to changes in your market approach assumptions.  As requested in our prior comment, please revise to quantify the specific material assumptions used in your analyses, including market assumptions as well as revenue growth rates.

Response:  The disclosure on pages 88 through 90 has been revised to comply with the Staff’s comment.

Business

Sales and Marketing, page 99

10.                               Comment:  We note the revised disclosure provided in response to prior comment 30, discussing your arrangements with your channel partners that resell your products.  Please also discuss your typical payment or discount arrangements with these channel partners, to the extent material to an understanding of your business and financial results.  In this regard, we note your disclosure on page F-27 referencing discounts and commissions paid to resellers, distributors and OEMs.

Response:  The disclosure on page 109 has been revised to comply with the Staff’s comment.

Annual Consolidated Financial Statements

Consolidated Income Statement, page F-4

11.                               Comment:  We note your intention to provide pro forma earnings per share information in your Summary Consolidated Financial and Other Data and Selected Consolidated Financial Data sections.  Please confirm that your financial statements will also include similar pro forma disclosures.

Response:  The Company confirms for the Staff that the Company’s financial statements will include similar pro forma disclosures.

Note 4 — Summary of Accounting Policies, Disclosures, Judgments, Estimates and Assumptions

Revenue recognition, page F-26

12.                               Comment:  We note your response to prior comment 37 indicates that when you determine that a sufficient number of transactions do not exist for a given population you consider other qualitative and quantitative factors, including transaction substance and established fair values of related products, in order to determine whether relevant evidence of fair value exists.  Please provide us with an example of how you factor in

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Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
July 27, 2012

transaction substance and the fair values of related products in making the determination.  Please also describe your accounting treatment to the extent that you are unable to determine that relevant evidence of fair value exists.

Response:  The Company respectfully submits that, as indicated in its response to prior comment 37, when a sufficient number of transactions does not exist within the quantitative transaction criteria established by the Company for purposes of making a fair value determination, the Company considers other qualitative and quantitative factors (particularly transaction substance and established fair values of related products) to determine whether relevant evidence of fair value exists for a given product or group of products.

For purposes of illustration, the Company submits to the Staff the example of one of the Company’s antivirus products.  The Company sells this particular antivirus software product as a perpetual license with bundled maintenance in increments of one, two or three years.  The Company also sells maintenance renewals for this product on a standalone basis in increments of one, two or three years, the fair value of which serves as the basis for the allocation of arrangement consideration for purposes of revenue recognition.  Historically, a sufficient number of standalone maintenance renewal transactions have been executed when maintenance renewals are sold in increments of one or three years (often several hundred to several thousand transactions executed).  However, when maintenance renewals have been sold in increments of two years, a sufficient number of transactions has not existed within the criteria established by the Company.  In this case, the Company identified relevant evidence of fair value for the two-year maintenance product by considering both qualitative and quantitative factors.

First, the Company considered qualitative factors associated with the two-year product, including the substance of the transaction.  The two-year product is identical to the one-year and three-year products in terms of product functionality, and it includes a maintenance period that falls at the mid-point of the maintenance periods for the one-year product and the three-year product.  Second, the Company considered quantitative factors, including the structural pricing relationship between one, two, and three years of maintenance.  The one-, two-, and three-year products are priced such that each incremental year of maintenance increases the price of the product in approximately equal increments.  On the basis of these qualitative and quantitative factors, the Company determined that the selling price of the two-year product could be estimated at the mid-point of the one-year and three-year prices.  Furthermore, as an additional quantitative factor, the Company also considered the fair values of the one-year and three-year products for which a sufficient number of transactions exist within the Company’s established criteria and for which fair values were determined accordingly.  When the populations of one-year and three-year transactions were analyzed, the Company determined that the fair values for these products were consistent with the list prices set by management and that the structural pricing relationship described above was evidenced in the population of executed one-year and three-year transaction data.  Because the substance of the two-year product was consistent with the substance of the one-year product and the three-year product, and since the structural pricing relationship

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Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
July 27, 2012

defined in the Company’s price list was preserved in the actual transaction data for the one-year product and the three-year product, the Company determined that the selling price of the two-year product (which is effectively the mid-point of the established fair values for the one-year product and the three-year product), as defined in the Company’s price list, represented the Company’s best estimate of the fair value of the two-year product.  Accordingly, as this example illustrates, the Company considers both qualitative and quantitative factors to estimate fair value when a sufficient number of transactions does not exist within the quantitative transaction criteria established by the Company for purposes of making a fair value determination.

When relevant evidence of fair value does not exist for a given component of a multiple element arrangement, the Company concludes that the component is not distinct and separable, as defined by the three criteria described on page F-27, since the fair value of the component cannot be reliably estimated.  As described on page F-27, when an arrangement contains multiple components that are not considered distinct and separable, the entire arrangement consideration is deferred and recognized upon delivery of the final component, or as services are rendered if the undelivered component itself is services.

13.                               Comment:  We further note that the last sentence in your response to prior comment 37 describes arrangements that include a product with an undefined service period.  It appears that you consider the product (i.e., a perpetual license) and the service (i.e., concurrent maintenance) to be a single unit of accounting.  Please advise and tell us how you recognize the revenue associated with these arrangements.

Response:  As the Staff has indicated, a limited number of the Company’s arrangements include a product comprised of a perpetual license bundled with concurrent maintenance with an undefined service period.  The Company has determined that insufficient evidence exists for purposes of determining the fair value of the individual license and maintenance components of these products.  Accordingly, the components are treated as a single unit of accounting.  When an arrangement contains multiple components that are not considered distinct and separable, the entire arrangement consideration is deferred and recognized upon delivery of the final component or as services are rendered if the undelivered component is services.  When an arrangement consists of a product with an undefined service period, the entire arrangement consideration is deferred initially and recognized ratably as the services are delivered, as the services are the final deliverable.  Because the corresponding service period is undefined, the Company estimates the expected service period based on estimated technological life and customer relationship periods.  Revenue is then recognized on a straight-line basis over the expected service period.

Web-based services — Activation Services, page F-28

14.                               Comment:  We note in your response to prior comments 39 and 40 that your activation and hosting services are sold through managed service provider customers (MSP customers) to their customers (End-user Customers).  We further note that your branding services are sold only to MSP customers and not through to your End-user Customers.

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Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
July 27, 2012

Therefore, the customer relationship periods used to recognize revenue associated with these services differ.  Please update your disclosure to reflect that these services are sold to two different types of customers and therefore the customer relationship periods differ.

Response:  The disclosure on page 60 has been revised to comply with the Staff’s comment.  The Company respectfully submits that the disclosure on page F-28 referenced by the Staff adequately reflects the fact that the customer relationship periods used to recognize revenue associated with activation services and branding services differ because the disclosure indicates that such customer relationship periods are 12 months and 60 months, respectively.  Furthermore, the Company respectfully advises the Staff that it believes the identity of the customers to whom such services are associated to be supplemental in nature, with the key disclosure being the differing customer relationship periods.  Because the Company believes such information to be supplemental in nature, the Company respectfully submits that such disclosure is most appropriately added to the section of the Registration Statement entitled “Operating and Financial Review and Prospects,” which contains similar supplemental information.  Accordingly, the Company has added the supplemental information regarding the identity of the Company’s customers requested by the Staff to page 60 of the Registration Statement.

In addition to the comments discussed above, the Company notes the Staff’s prior comment 41 for which the Company previously deferred a response and for which the Company now provides the following response:

41.                               Comment: We note your disclosure on page F-53 that you have generated profits in certain overseas jurisdictions for which no deferred tax liabilities have been recognized.  Please tell us your consideration for the disclosure requirements in IAS 12.81(f).

Response:  The Company respectfully submits that IAS 12.81(f) requires that the Company disclose the aggregate amount of temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures for which deferred tax liabilities have not been recognized in the Company’s financial statements.  The Company has analyzed its investments in subsidiaries to determine which subsidiaries have book basis in excess of tax basis that would potentially require the recording of deferred tax liability absent the exception provided by IAS 12.39, which is applicable if the following two conditions are satisfied: (1) the parent, investor or venturer is able to control the timing of the reversal of the temporary difference; and (2) it is probable that the temporary difference will not reverse in the foreseeable future.

A number of the Company’s subsidiaries have accumulated earnings resulting in book basis in excess of tax basis. In a number of these cases, distributions from those entities would not be subject to either withholding taxes in the payer’s jurisdiction or income taxes in the recipient’s jurisdiction.  In these instances,  the Company has determined that there is no deferred tax liability.  The Company is not applying the exception in IAS 12.39 and therefore does not believe that these basis difference amounts are subject to disclosure under IAS 12.81(f).

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Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
July 27, 2012

In other instances, a distribution of the earnings results in a refund of previously paid taxes by the subsidiary under the local country tax regime and no tax liability in the parent company’s jurisdiction.  As the refund of the local country tax represents a deferred tax asset and not a resulting deferred tax liability, and there is no tax in the recipient company’s country, the Company has not recorded a deferred tax liability on the outside basis difference because there is no liability.  The Company is not applying the exception in IAS 12.39 and, therefore, the Company believes that these basis difference amounts are not subject to disclosure under IAS 12.81(f).

Finally, the Company’s remaining subsidiaries that have accumulated earnings resulting in book basis exceeding tax basis are subject to the exception under IAS 12.39.  The Company has not computed the deferred tax liability related to these basis differences.  The estimated total basis difference in entities owned by foreign parents is approximately $280,000 and $1,150,000 at December 31, 2010 and December 31, 2011, respectively.  The Company has determined that the amount of estimated basis differences is not material to its balance sheet and that the potential incremental tax related to these basis differences, after taking into account foreign tax credits, is not material to the Company’s financial statements.  Accordingly, the Company does not believe specific disclosure of the amount of the estimate of the basis difference is required based on immateriality.

The Company has also amended the Registration Statement to update information and to correct typographical errors.   Please do not hesitate to contact Gordon R. Caplan at (212) 728-8266 or the undersigned at (212) 728-8981 with any further questions or comments.

Sincerely,
/s/ Morgan D. Elwyn, Esq.

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October 12, 2012

Via Secure E-mail
Ms. Maryse Mills-Apenteng

Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             GFI Software S.à r.l.
Amendment No. 2 to
Confidential Draft Registration Statement on Form F-1
Submitted July 27, 2012
CIK No. 0001534271

Dear Ms. Mills-Apenteng:

On behalf of GFI Software S.à r.l. (to be converted into GFI Software S.A.) (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Amendment No. 2 to the Company’s Registration Statement on Form F-1 confidentially submitted on July 27, 2012 (the “Registration Statement”), in respect of the initial public offering of its common shares and contained in your letter dated August 15, 2012 to the Company.  To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked Amendment No. 3 to Form F-1 filed herewith (the “Amendment”) to reflect the changes.  References to page numbers below pertain to the page numbers in the marked version of the Amendment.  Capitalized terms used herein without definition have the meanings ascribed to them in the Amendment.

General

1.              Comment:  We note 2011 news articles reporting that you signed an agreement with ComGuard, a company listed on your website as a distributor, to distribute and promote your products in several Middle East countries including Iran.  We also note that Arvin Rayan Ertebat’s LinkedIn profile reports that it is the official representative of your products in Iran.  Iran is identified by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls.  We also note that your Form F-1 states that in 2011, 53% of billings were derived from Europe, the Middle East and Africa.  Syria, located in the Middle East, and Sudan, located in Africa, are also identified as state sponsors of terrorism.  We note that your Form F-1 does not provide disclosure about these countries.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan, whether through subsidiaries, affiliates, resellers, distributors, or other direct or indirect arrangements.  Your response should describe any products, components, technology or services you have provided to Iran, Syria and Sudan, and any agreements, commercial arrangements,

Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
October 12, 2012

or other contacts you have had with the governments of these countries or entities controlled by their governments.

Response:  The Company respectfully advises the Staff that it does not generate any sales or revenue from Sudan nor does it have any assets or liabilities located in Sudan.  Accordingly, the Company respectfully submits that it has no contacts with Sudan.

Prior to February 2012, the Company engaged in a limited number of direct and indirect sales to customers in Iran and Syria that the Company respectfully submits were immaterial to the overall business of the Company.  Specifically, during 2009, 2010 and 2011, the Company generated approximately $20,300, $27,000 and $39,900, respectively, in Billings from Iran, and $3,700, $11,200 and $8,400, respectively, in Billings from Syria.  These amounts constitute significantly less than 1% of the Company’s worldwide annual Billings during each of these years.  The aggregate number of sales into these two countries during this time period (and including January 2012) was 236.  All such sales originated from either of two of the Company’s several non-U.S. subsidiaries:  GFI Software Sales Limited (Malta) and TeamViewer GmbH (Germany).  Furthermore, the sales involved the following products:  TeamViewer, GFI MailEssentials, GFI WebMonitor, GFI FaxMaker, GFI LanGuard, GFI EndPointSecurity, GFI Network Server Monitor, GFI MailArchiver and GFI Events Manager.  With the exception of TeamViewer, the Company refers to these products, collectively, as its “GFI9” products.  The GFI9 products are designed for business users and provide email management tools, digital fax services and network security.  These products were developed in Europe and sold to channel partners from Europe.  Actual sales of GFI9 products into Iran and Syria were made indirectly via distributors in the United Arab Emirates (ComGuard and Computerlinks) and Germany (Cleverbridge AG).  TeamViewer enables the user to remotely control personal computers, smart phones and tablets over the Internet to hold online meetings and to conduct online presentations.  Sales of TeamViewer were facilitated directly by the Company’s German sales personnel.  TeamViewer was developed entirely in Germany and sold entirely from German servers.  Neither the GFI9 products nor TeamViewer are designed or intended for military applications nor do they include dual-use technology or software.

In February 2012, in anticipation of its U.S. public offering, the Company instituted new policies and procedures to prevent sales of Company products to countries subject to U.S. and other international sanctions.  First, the Company communicated to all sales and management personnel that all direct and indirect sales and other business dealings involving the Company or its products in countries subject to U.S. and other international sanctions or embargo were to cease with immediate effect.  This prohibition includes any transactions with customers who attempt to pay for Company products via a bank account in any country subject to U.S. and other international sanctions or embargo.  Second, the Company revised its standard distribution agreement to include a representation by the distributor counterparty that the distributor does not engage in transactions with countries that are subject to international sanctions, including U.S., E.U. and United Nations sanctions.  For those channel partners whose contracts with the Company were executed prior to the inclusion of such a representation in the Company’s

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Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
October 12, 2012

standard distribution agreement, the Company has informed each such channel partner that distributions of the Company’s products must be made in compliance with international sanctions and embargoes in order for such channel partner to continue to transact business with the Company.  Third, the Company formally undertook a process to review the websites of its channel partners for any evidence of resale or distribution of Company products into countries subject to U.S. and other international sanctions or embargo.  If any evidence of resale or distribution into sanctioned or embargoed countries was found, the Company contacted the relevant channel partner to request that the channel partner cease such resale or distribution.  Fourth, the Company began screening all sales transactions to determine whether any transactions potentially breach Company policy with respect to sanctioned or embargoed countries.  If it appears from such screening that a channel partner may have violated the Company’s policies in this regard, the Company contacts the relevant channel partner to investigate further and to re-assess its relationship with such channel partner.  To date, the Company has uncovered one questionable sale as part of its screening policy and has determined the sale did not violate its policies (such sale was erroneously labeled as one into Syria due to administrative error on the part of the channel partner).

Finally, the Company respectfully submits that, while it does maintain a channel partner relationship with ComGuard, a distributor based in the United Arab Emirates with distribution channels throughout the Middle East, to the Company’s knowledge based on its review of internal data, this channel partner has not engaged in sales of Company products into Iran or Syria since the policies and procedures described above have been implemented. The Company has also amended its distribution agreement with ComGuard to explicitly exclude the territories of Iran and Syria.  In addition, the Company confirms for the Staff that Arvin Rayan Ertebat is not an authorized channel partner of the Company.

Accordingly, the Company respectfully submits to the Staff that the Company’s past contacts with Iran and Syria were of an immaterial nature and that the Company has taken reasonable steps to ensure no future contact with these (or other countries subject to U.S. sanctions or embargo) occurs.

2.              Comment:  Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

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Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
October 12, 2012

Response:  The Company respectfully submits that, for the reasons set forth in the Company’s response to comment 1 above, the Company’s contacts with Iran and Syria have been immaterial and do not constitute a material investment risk.

Corporate Reorganization, page 44

3.              Comment:  We note your response to prior comment 6 regarding the reasons for the pre-IPO corporate conversion.  Please consider briefly describing these reasons in your prospectus.

Response:  The disclosure on page 48 has been revised to comply with the Staff’s comment.

Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 84

4.              Comment:  We note your disclosure on page 88 that you granted 1.1 million options on June 29, 2012.  We further note that you assigned an $8.39 fair value per common share underlying the June 29, 2012 options, which is presumably derived from the April 2012 valuation.  Please update your disclosure to describe the basis for using the April 2012 valuation to determine the fair value of your common stock on the grant date.

Response:  The disclosure on pages 96 through 97 has been revised to comply with the Staff’s comment.  The Company respectfully advises the Staff that, as of the June 29, 2012 grant date, the Company did not believe any events to have occurred that would have resulted in a probable change in valuation since the April 2012 valuation.  In mid-July, in connection with the financial statement close process and quarterly business review, the Company re-evaluated its revenue forecast based largely on the lack of improvement in the European economic outlook.  As part of this process, the Company also re-evaluated its forecast of expenses required to support its planned future growth, resulting in an overall reduction to its forecast.  The Company completed its revised forecast in early August, and this revised forecast was used in developing the valuation dated July 31, 2012.

The Company has also amended the Registration Statement to update information and to correct typographical errors.   Please do not hesitate to contact Gordon R. Caplan at (212) 728-8266 or the undersigned at (212) 728-8981 with any further questions or comments.

Sincerely,
/s/ Morgan D. Elwyn, Esq.

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